File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated May 13th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: May 13th., 2004

Press Release

Vitro Joins Forces with Neoris
to Develop Systems and Software

San Pedro, Garza Garcia, Nuevo Leon, Mexico, May 13, 2004.-Vitro, S.A. de C.V. (BMV: VITROA; NYSE: VTO) announced today that it recently signed a five-year agreement with Neoris, a market-leading software development company, to achieve Vitro’s strategic objectives of applying advanced technological resources to develop its business portfolio worldwide and simultaneously strengthen its day-to-day operations.

Through this joint venture, Vitro estimates that it will achieve unit tariff savings of between 15 and 30 percent during the first year of the agreement and an annual increase of between 5 and 9 percent during the fifth year.

The agreement covers specific geographic areas, but both parties can agree to extend the agreement’s scope to other areas in which Vitro operates; Vitro’s subsidiaries have facilities and distribution centers in nine countries, located in North, Central, and South America and Europe.

Claudio Del Valle, Vitro’s Vice President of Administration, and Martin Hecker, CEO of Neoris, signed the agreement, which is valued at several million dollars and allows Neoris to apply its methodology to Vitro’s systems development.

“We are convinced that this agreement will allow us to reduce Vitro’s systems development time and to increase Vitro’s productivity. It will also allow us to reduce costs in applications development. We established this joint venture with Neoris because of its ability, market knowledge, international-company experience, and geographic coverage—all were key factors in our decision,” said Mr. Del Valle.

“We at Neoris have the necessary elements and strategic knowledge to support our customers’ application of the most advanced technology in the face of today’s competitive market environment. We are proud that a company like Vitro has chosen to partner with Neoris to develop and integrate its systems,” said Mr. Hecker.

Twenty five selected members of Vitro’s Management Information Systems (MIS) staff transferred to Neoris and 60 outsourcing consultants are already working on projects.

For more information about Neoris, visit www.neoris.com

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; and aluminum containers. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Alejandro Doehner Vitro, S. A. de C.V. +52 (81) 8863-1210 adoehner@vitro.com	(U.S. Contacts): Alex Fudikidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com